[Boyd Letterhead]

April 11, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Attention: Mr. Robert F. Telewicz Jr.

Re:	Boyd Gaming Corporation
Form 10-K
Filed March 7, 2012
File No. 001-12882

Dear Mr. Telewicz:

On behalf of Boyd Gaming Corporation (the “Company”), this letter is being submitted in response to the comment received from the Staff of the Securities and Exchange Commission (the “SEC”) by letter dated March 28, 2013 with respect to the Company’s Form 10-K for the year ended December 31, 2012 filed with the SEC on March 18, 2013 (the “10-K”). The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated into this response letter for convenience.

Form 10-K for the year ended December 31, 2012

Financial Statements

Note 5, Assets Held for Development, page 139

1)	We note your disclosure that in December 2012, you reconsidered your commitment to complete the Echelon project concluding that you would not resume development. We further note that you recorded an impairment charge related to this project of approximately $994 million and the project was sold on March 4, 2013. Please provide us with a timeline of events leading up to the sale and the facts and circumstances that lead to your decision to cease development of Echelon. Tell us how these facts and circumstances were different from the ones that existed when you filed your 10-Q for the period ending September 30, 2012.

Response:

The Company evaluates its investment in assets held for development in accordance with the authoritative accounting guidance on impairment or disposal of long lived assets. For a long-lived asset to be held and used, such as assets under development, the Company reviews the asset for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company then compares the estimated undiscounted future cash flows of the asset to the carrying value of the asset. When developing cash flow estimates to assess recovery, the Company incorporates our own assumptions about the use of the assets and we consider all available evidence. The asset is not impaired if the undiscounted future cash flows exceed its carrying value. If the carrying value exceeds the undiscounted future cash flows, then an impairment charge is recorded, typically measured using a discounted cash flow model, which is based on the estimated future results of the relevant reporting unit discounted using our weighted-average cost of capital and market indicators of terminal year free cash flow multiples. For these assets under development, future cash flows include remaining construction costs.

In August 2008, we announced the delay of our Echelon development project on the Las Vegas Strip (“Echelon”). We originally expected to resume development of the project in three to five years. The delay of the Echelon project constituted a change in circumstances that required us to assess the Echelon assets for recovery. Therefore, during the year ended December 31, 2008 we performed an impairment test of these assets and we reconsidered our impairment assumptions on a quarterly basis since that date. As disclosed in our previously filed periodic reports, these impairment tests were comprised of an appraisal of the development and an analysis of its future undiscounted cash flow, and contemplated several viable alternative plans for the future development of Echelon. In making our assessment, we considered the cash inflows related to the revenue projections for the individual components associated with each planned construction scenario, offset by outflows for estimated costs to complete the development and ongoing maintenance and operating costs. Our evaluations considered the net cash flows of each alternative, weighted against its projected likelihood of our pursuit of each scenario. The outcome of these evaluations resulted in no impairment of Echelon’s assets through September 30, 2012. At each date that impairment was tested, it continued to be more-likely-than-not that we would resume development of the project, and the estimated weighted net undiscounted cash flows from the project exceeded the then current carrying value of the assets of approximately $1.3 billion.

As we disclosed in our previously filed periodic reports, we continued to monitor our Echelon assets for impairment as we developed and explored the viability of alternatives for the project.

In calendar year 2012, given the lack of significant economic improvement in certain regions, including the Las Vegas Strip, the Company began to explore strategic alternatives with respect to several of its land holdings, and certain other non-strategic holdings, in addition to Echelon. To assist the Company in evaluating certain potential strategic alternatives, the Company engaged a financial advisor. The Company, together with its financial advisor, conducted a multiple phase review of alternatives with respect to Echelon during the course of calendar year 2012. Phase I of this review, which was conducted through approximately July 2012, included an analysis of historical trends, market dynamics and returns on investment. Phase II of this review, which was conducted through approximately November 2012, focused on a review of potential alternatives for Echelon, including continuing to hold the property and incur carrying costs, selling certain of the real estate assets or selling all of the related assets. The Company’s financial advisor made various presentations to the Company’s management and Board of Directors with respect to their ongoing work and research regarding potential alternatives for Echelon in the summer and fall of 2012; however, during this time, neither management nor the Board of Directors determined to take an action that deviated from the existing plan to eventually develop Echelon. In addition, at the time that the Company was preparing to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, neither management, nor the Board of Directors, had determined to take an action that deviated from the existing plan to eventually develop Echelon. During such time, the Company, together with its financial advisor, were still evaluating potential strategic options with respect to Echelon. Accordingly, the weighting of the projected likelihood of the alternatives under consideration continued to indicate that our investment in Echelon was recoverable based on management’s expected use and disposition of the assets.

On October 24, 2012, management and the Board of Directors held a meeting to develop the Company’s strategic plan for 2013 – 2015 (the “October 2012 Meeting”). At the October 2012 Meeting, as part of its strategic planning process, the Company determined to explore potential strategic alternatives for certain of the Company’s assets. Potential alternatives with respect to Echelon were discussed at the October 2012 Meeting, but Echelon was not identified as an asset that should be sold.

The results of the Company’s financial advisor’s evaluation of the potential strategic alternatives for Echelon were discussed by management and the Board of Directors at a meeting held on December 6, 2012 (the “December 2012 Meeting”). At the December 2012 Meeting, the Company determined that it would explore the potential sale of Echelon. Following its decision to pursue a sale of Echelon, the Company re-evaluated the projected likelihood of the alternatives under consideration with respect to the assets held for the development of Echelon as it performed the year-end impairment review and determined that an impairment had occurred.

In mid-December 2012, the Company began discussions with affiliates associated with the Genting Group (“Genting”) regarding a potential sale of Echelon. The Company and Genting entered into a non-disclosure agreement on December 20, 2012. The negotiations between the Company and Genting progressed rapidly and the parties were engaged in negotiating documentation with respect to the potential sale of Echelon by late December 2012. Genting began its due diligence with respect to the proposed transaction on or about January 3, 2013. At a Board of Directors meeting on January 21, 2013, the Board of Directors reviewed and approved the final terms of the proposed sale of Echelon to Genting. On March 1, 2013, indirect wholly owned subsidiaries of the Company, Echelon Resorts, LLC and Coast Hotels and Casinos, Inc., entered into a Membership Interest Purchase and Sale Agreement and Joint Escrow Instructions with Genting Assets, Inc. and Genting Berhad for the purchase and sale of all of the membership interests in two subsidiaries holding the 87-acre Echelon site and related improvements on the Las Vegas Strip for a purchase price of $350.0 million in the aggregate, of which $187.0 million was paid to LVE Energy, LLC (“LVE”) in connection with Genting’s purchase of certain power plant improvements on the Echelon site.

As reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, during the quarter ended December 31, 2012, due to the change in circumstances in December 2012 as it related to the Company’s decision to pursue a sale of Echelon in lieu of eventually developing Echelon, the Company recognized an impairment charge of $993.9 million with respect to the Echelon project based on the difference between the book value of the assets and the estimated realizable value of the assets.

*   *   *

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of its disclosure in the filing reviewed by the Staff; that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Sincerely,

/s/ Josh Hirsberg

Josh Hirsberg

Senior Vice President, Chief Financial Officer and Treasurer

cc:	Frederick J. Schwab, Chairman of the Company’s Audit Committee
Brian A. Larson, Executive Vice President, Secretary and General Counsel
Brandon C. Parris, Morrison & Foerster LLP